TELANETIX, INC.
11201 SE 8th Street, Suite 200
Bellevue, Washington 98004
January 22, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Telanetix, Inc.
Request for Withdrawal of Registration Statement on Form S-B
File No. 333-186106

Ladies and Gentlemen:

Telanetix, Inc. (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-B (File No. 333-186106), together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2013.

The Company is requesting the withdrawal of the Registration Statement because it was inadvertently filed as form type “S-B” instead of form type “S-8.” The Company has refiled the Registration Statement with the proper EDGAR codes to identify it as a filing on form type “S-8.”

The Company confirms that no securities have been sold pursuant to the Registration Statement filed under Form S-B.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact Kevin Grady (206) 224-8144 or the undersigned at (206) 621-3500.

Sincerely,

Telanetix, Inc.
By: /s/ Paul C. Bogonis
Name: Paul C. Bogonis
Title: Chief Financial Officer